UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 19, 2004

Judy Z. Mayo
Associate General Counsel
Duke Energy Corporation
PB05E/422 South Church St.
Charlotte, NC 28201

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/19/2004

Re: Duke Energy Corporation
Incoming letter dated January 12, 2004

Dear Ms. Mayo:

This is in response to your letter dated January 12, 2004 concerning the shareholder proposal submitted to Duke Energy by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

Duke Energy®

JUDY Z. MAYO
Associate General Counsel

Duke Energy Corporation
PB05E / 422 South Church St.
Charlotte, NC 28201

704 382 5248
704 382 8137 fax
jzmayo@duke-energy.com

1934 Act/Rule 14a-8

January 12, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Duke Energy Corporation - Exclusion of Purported Shareholder Proposal

Ladies and Gentlemen:

Duke Energy Corporation ("Duke Energy") hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to exclude what purports to be a shareholder proposal from its proxy statement and form of proxy for Duke Energy's 2004 annual meeting of shareholders (the "2004 Proxy Materials"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in connection therewith, respectfully requests the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission.

Background

On November 25, 2003, Duke Energy received a letter by U.S. mail from the United Brotherhood of Carpenters Pension Fund (the "Fund"), dated November 24, 2003, indicating that the Fund was submitting what purported to be a shareholder proposal for inclusion in Duke Energy's 2004 Proxy Materials (the "Letter"). The Letter indicated that the shareholder proposal was "enclosed", and that such proposal relates to the issue of Duke Energy's executive compensation policies and practices. However, the Letter did not include the proposal referenced in the Letter or any other enclosure or attachment. A copy of the Letter is attached hereto as Exhibit A.

As clearly set forth in its 2003 proxy statement, Duke Energy's deadline for receiving shareholder proposals for inclusion in its 2004 Proxy Materials was November 29, 2003, and ultimately such deadline passed without the Fund submitting its proposal. Duke Energy notified the Fund by letter dated December 9, 2003, sent via certified mail, return receipt requested, that it had not received a proposal before the deadline. Duke Energy received the signed receipt indicating that the Fund had received such letter. Duke Energy's December 9 letter and the return receipt are attached as Exhibit B. As of the date hereof, Duke Energy has yet to receive the proposal referenced in the Letter.

Duke Energy's Position

Duke Energy believes that it may properly omit the purported proposal referenced in the Letter from Duke Energy's 2004 Proxy Materials pursuant to Rule 14a-8(e)(2), because Duke Energy did not receive a shareholder proposal from the Fund prior to the deadline for submitting a proposal for inclusion in its 2004 Proxy Materials. Rule 14a-8(e)(2) specifies that, in order to properly submit a shareholder proposal for inclusion in a company's annual meeting proxy statement, the proponent must cause the proposal to be received by the company prior to its properly calculated deadline set forth in its proxy statement. The Staff has consistently taken no-action positions to the effect that if a shareholder proposal is not submitted by such deadline, then it may be excluded. See Allstate Insurance Company (publicly available January 14, 2000). The Staff has also clearly indicated that a company may exclude a proposal if it receives mere notice of a proposal prior to its deadline, but does not receive the actual proposal until after the deadline. See Duke Energy Corporation (2001 SEC No-Act. LEXIS 177, February 9, 2001), in which the Staff took a no-action position on facts identical to the present situation. There, as in the present situation, Duke Energy received a letter prior to its deadline indicating that a proposal was being submitted, but no proposal or other supporting statement was included in the letter. The Staff found that there was valid basis to exclude the proposal under Rule 14a-8(e)(2) "because Duke Energy did not receive the proposal before the deadline for submitting proposals." The Staff noted in particular that while Duke Energy received notice of intent to submit a proposal, Duke Energy did not receive the actual proposal.

Although Rule 14a-8(f)(1) does not require it, Duke Energy notified the Fund that it failed to submit its proposal prior to the deadline. It would not be appropriate to provide the Fund with an opportunity to submit a proposal at this time since, as noted above, the deadline for submitting shareholder proposals to Duke Energy has passed, and any revision would clearly result in a new proposal submitted after the deadline. Although the Staff has sometimes permitted revised proposals to be submitted after the deadline, it has done so only when an initial proposal was timely submitted and the changes were minor in nature and did not alter the substance of the original proposal. See Exchange Act Release 34-12999 (November 22, 1976); See also Harmonia Bancorp, Inc. (publicly available March 8, 1991). Since the proposal was never received by Duke Energy and there are only vague references to the "enclosed" proposal in the Letter, there is no way of knowing whether, assuming a proposal existed on the date of the Letter, any revision would be minor or would alter the substance of the proposal referenced in the Letter. Accordingly, the Fund would effectively be given a chance to submit an entirely new proposal after the deadline.

Based on the foregoing, Duke Energy believes that it may properly omit the proposal referenced in the Letter, even if a proposal is ultimately received by Duke Energy after the date hereof, under Rule 14a-8(e)(2).

Conclusion

It is not clear whether Duke Energy is even required to submit a request to the Commission to exclude the purported proposal since, as of the date hereof, there is no Fund proposal to include in the 2004 Proxy Materials or to exclude as being submitted after the deadline. Nevertheless, for the reasons set forth above, Duke Energy respectfully submits that it may properly omit the purported proposal referred to in the Letter from its 2004 Proxy Materials, even if it is ultimately submitted after the date hereof, under Rule 14a-8 and requests that the Staff indicate that it will not recommend enforcement action to the Commission.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibits A and B, are enclosed, and a copy of this letter is being sent to the Fund. Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope. If you have any questions regarding the Letter or this request, please call the undersigned at (704) 382-5248.

Very truly yours,

Judy Z. Mayo

Enclosures
JZM:jw
cc: Douglas J. McCarron, Fund Chairman
United Brotherhood of Carpenters Pension Fund

Edward J. Durkin
United Brotherhood of Carpenters Pension Fund

M:\Worddata\Securities Matters\Annual Meeting\Shareholder Proposals\No Action-BrotherhoodCarpenters.doc

Exhibit A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

November 24, 2003

RECEIVED
NOV 25 [illegible]
R.W. BLA[illegible]

Richard W. Blackburn
Executive Vice President, General Counsel
and Corporate Secretary
Duke Energy Corporation
526 S. Church Street
Charlotte, NC 28202-1802

Re: Shareholder Proposal

Dear Mr. Blackburn:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Duke Energy Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the Company's executive compensation policies and practices. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 15,200 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

Duke Energy

Robert T. Lucas III
Associate General Counsel
Assistant Secretary

Exhibit B

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

December 9, 2003

Sent via Certified Mail

Mr. Douglas J. McCarron, Fund Chairman
United Brotherhood of
Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Dear Mr. McCarron:

We are in receipt of your letter to Richard W. Blackburn dated November 24, 2003, in which you mention a shareholder proposal. No proposal was attached to your letter, and thus no proposal was received from you before the November 29, 2003 deadline for submitting proposals for the proxy statement to be distributed in connection with Duke Energy's 2004 annual meeting.

Please indicate your acknowledgement by signing the enclosed acknowledgement copy of this letter in the space indicated, and return the signed acknowledgement copy to me by return mail or facsimile at 704-382-2637. Thank you for your cooperation.

Very truly yours,

Robert T. Lucas III

cc: Edward J. Durkin
United Brotherhood of Carpenters

Richard W. Blackburn

ACKNOWLEDGED:

____

Fund Chairman

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United Brotherhood of
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101 Constitution Ave., NW
Washington, DC 20001

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City, State, ZIP+4 Wash. DC

PS Form 3800, April 2002 See Reverse for Instructions

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Duke Energy Corporation
Incoming letter dated January 12, 2004

The proposal relates to executive compensation.

There appears to be some basis for your view that Duke Energy may exclude the proposal under rule 14a-8(e)(2) because Duke Energy did not receive the proposal before the deadline for submitting proposals. We note in particular your representation that, although Duke Energy received notice of the proponent's intent to submit a proposal regarding the referenced subject, Duke Energy did not receive the actual proposal. Accordingly, we will not recommend enforcement action to the Commission if Duke Energy omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Grace K. Lee
Special Counsel